UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

55405Y 100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55405Y 100

1	NAMES OF REPORTING PERSONS: John L. Ocampo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,232,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,232,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,232,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 55405Y 100

1	NAMES OF REPORTING PERSONS: Susan M. Ocampo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,232,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,232,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,232,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.1%
12	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer:

M/A-COM Technology Solutions Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

100 Chelmsford Street Lowell, MA 01851

Item 2	(a).	Name of Persons Filing:

John L. Ocampo Susan M. Ocampo

Item 2	(b).	Address of Principal Business Office, or if None, Residence:

c/o M/A-COM Technology Solutions Holdings, Inc. 100 Chelmsford Street Lowell, MA 01851

Item 2	(c).	Citizenship:

John L. Ocampo - United States of America Susan M. Ocampo - United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2	(e).	CUSIP Number:

55405Y 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Each of John L. Ocampo and Susan M. Ocampo beneficially own the aggregate number and percentage of common stock of M/A-COM Technology Solutions Holdings, Inc. as set forth below:

	(a)	Amount beneficially owned:

25,232,142 shares (1)

	(b)	Percent of class :

55.1% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

-0-

(ii) Shared power to vote or to direct the vote:

25,232,142 shares (1)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

25,232,142 shares (1)

(1)	Includes (i) 13,025,500 shares held by the Ocampo Family Trust - 2001 and (ii) an aggregate of 10,620,000 shares held by John L. Ocampo and Susan M. Ocampo as co-trustees for trusts for the benefit of their children (collectively, the “Trusts”). Mr. Ocampo and his wife, Susan M. Ocampo, are co-trustees of each of the Trusts and share voting and dispositive power over the shares held by the Trusts. In addition, includes 1,586,642 shares held by GaAs Labs, LLC. The Trusts collectively hold all of the outstanding membership interests in GaAs Labs, LLC, and therefore, Mr. and Mrs. Ocampo share voting and dispositive power over the shares held by GaAs Labs, LLC.
(2)	Percentage calculated based on 45,795,892 shares of Common Stock outstanding as of January 24, 2013 as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended December 28, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
(Date)

/s/ John L. Ocampo
(Signature)

/s/ Susan M. Ocampo
(Signature)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001, of M/A-COM Technology Solutions Holdings, Inc.

February 14, 2013
(Date)

/s/ John L. Ocampo
(Signature)

/s/ Susan M. Ocampo
(Signature)